UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 15 November 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

MARKET RELEASE

15 November 2017

NOVOGEN AGM RESULTS

Sydney, 15 November 2017 – Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology drug development company, is delighted to announce its AGM results.

All resolutions were carried. Details are attached.

[ENDS]

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRX-E-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com

Novogen Limited 2017 Annual General Meeting Wednesday, 15 November 2017 Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Adoption of Remuneration Report	Ordinary	87,127,527 75.30%	22,946,066 19.83%	5,634,860 4.87%	11,554,135	94,301,105 79.08%	24,946,066 20.92%	11,554,135	Carried
2 Re-election of Bryce Carmine	Ordinary	113,345,668 81.43%	20,196,984 14.51%	5,654,717 4.06%	2,132,846	120,864,138 84.48%	22,196,984 15.52%	2,132,846	Carried
3 Changing the name of the Company to Kazia Therapeutics Limited	Special	119,424,605 84.90%	15,587,115 11.09%	5,634,860 4.01%	683,635	128,923,218 89.21%	15,587,115 10.79%	683,635	Carried
4 Consolidation of the Company’s shares	Special	107,518,659 78.50%	23,821,976 17.39%	5,634,860 4.11%	4,354,720	117,017,272 83.09%	23,821,976 16.91%	4,354,720	Carried
5 Approval of Employee Share Option Plan	Ordinary	98,134,942 73.34%	30,103,823 22.50%	5,565,610 4.16%	2,487,659	105,544,305 76.67%	32,123,823 23.33%	2,487,659	Carried
6 Approval of Increased Placement capacity under ASX Listing Rule 7.1A	Special	103,549,817 75.02%	28,852,121 20.90%	5,634,860 4.08%	3,293,417	111,048,430 78.26%	30,852,121 21.74%	3,293,417	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.